Western Acquisition Ventures Corp.

42 Broadway, 12th Floor

New York, NY 10004

December 10, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Western Acquisition Ventures Corp.
Preliminary Proxy Statement on Schedule 14A
Filed December 4, 2024
File No. 001-41214

Ladies and Gentlemen:

Western Acquisition Ventures Corp. (the “Company”) is writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated December 10, 2024 (the “Staff Letter”), related to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which was filed on December 4, 2024. In response to the comments in the Staff Letter, the Company provides this response letter.

The Company has reproduced below in bold italics the Staffs comments in the order in which they were set out in the Staff Letter, numbered correspondingly, and has provided the Company’s response immediately below each comment.

Also filed today via EDGAR is the first amended preliminary proxy statement (the “Amendment”) reflecting the changes indicated in the response set forth below.

Preliminary Proxy Statement on Schedule 14A

Proposal 1: The Charter Amendment Proposal, page 18

1.	We note that you are seeking to extend your termination date to April 11, 2025, a date which is 39 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on January 11, 2025. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response:

The Company acknowledges the Staff’s comment and has included a risk factor on pages 23-24 of the Amendment.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at 310-740-0710 or counsel to the Company, Seward & Kissel LLP, at (212) 574-1200.

Sincerely,

WESTERN ACQUSITION VENTURES CORP.

By:	/s/ James Patrick McCormick
Name:	James Patrick McCormick
Title:	Chief Executive Officer

CC:	Keith J. Billotti